Exhibit 99.8

CERTIFICATE

Pursuant to subsection 2.20(c) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), and in connection with the special meeting of shareholders of Score Media and Gaming Inc. (the "Company") to be held on October 12, 2021 (the "Meeting"), the undersigned, hereby certifies in his capacity as an officer of the Company and not in his personal capacity and without personal liability, that the Company:

(a)	has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in sections 2.9 and 2.12 of NI 54-101;

(b)	has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.1(b), 2.2(1) and 2.5(1) of NI 54-101.

Dated as of this 13th day of September, 2021.

(Signed) “Benjamin Levy”
Name:	Benjamin Levy
Title:	President and Chief Operating Officer